Exhibit T3A.18

Consolidated Deed of Foundation of BOLS Hungary Beverage Import & Distribution Ltd. Including Changes

1.	Firm Name and Registered Office of the Company

1.1.	Firm name of the Company:

BOLS Hungary Italáru-importór és Forgalmazó Korlátolt Felelösségü Társaság

1.2.	Abbreviated name of the Company:

BOLS Hungary Kft.

1.3.	Firm name of the Company in English:

BOLS Hungary Beverage Import & Distribution Ltd.

1.4.	The abbreviated name of the Company in English:

BOLS Hungary Ltd.

1.5.	Domicile of the Company:

H-1123 Budapest, Alkotas utca 50. Alkolas Point Irodahaz

2.	The Company’s Scope of Activities

Main activity:

Wholesale of beverages

Other activities:

Processing and packing of fruit and vegetables not elsewhere classified

Manufacture of other food products not elsewhere classified

Manufacture of distilled potable alcoholic beverages

Manufacture of grapewine

Manufacture of cider and other fruit wines

Manufacture of other non-distilled fermented beverages

Manufacture of beer

Manufacture of malt

Manufacture of potable non-alcoholic beverages, mineral water

Manufacture of other general purpose machinery not elsewhere classified

Wholesale of fruit and vegetables

Wholesale of other food

Wholesale of china, glassware and cleaning materials

Retail sale in non-specialized stores with food, beverages or tobacco predominating

Retail sale of fruit and vegetables

Retail sale of beverages

Transport via railways

Transport by road

Transport via pipelines

Sea transport

Inland water transport

Air transport

Cargo handling

Warehousing and storage

Renting of other machinery and equipment

Letting and operation of own and let real-estates

Packaging activities

Other education not elsewhere classified

Manufacture of fruit and vegetable juice

Renting of automobiles

Renting of office machinery (including: computers)

Renting of personal and household goods

Business and management consultancy activities

Retail sale of package delivery, online retail sale

Media advertisement

Other complementary business services not elsewhere classified

Wholesale of a variety of goods

PR, communication

Producing and publishing sound recording

Other information service not elsewhere classified

Other professional, scientific, technological activities not elsewhere classified

Renting of immaterial goods

Organization of conference, commercial exhibition

The Company possesses the operation permits necessary in order to perform its activities.

3.	Duration of the Company’s Business Year

3.1.	The Company was founded for an unlimited period of time.

3.2.	The financial year of the Company corresponds to the calendar year.

3.3.	At the end of each financial year, the managing director shall prepare an annual report on the activities performed during the period under examination, which should be sufficient in order that the shareholders’ meeting be able to judge the business and financial situation of the Company.

3.4.	According to Section 133 of Act IV of 2006 on Business Associations the sole shareholder of the Company may decide on payment of advance dividend in the period between the dates of approval of two consecutive balance sheets prepared as per the Accounting Act, provided that

(a)	according to the interim balance sheet prepared for this purpose according to the Accounting Act, the Company has funds sufficient to cover such interim dividends, on condition that such payments do not exceed the amount of profits earned after the closing of the books of the financial year to which the last annual report pertains, calculated in accordance with, the Accounting Act, or the amount supplemented with the available profit reserves and the payment of such interim dividends do not result in the Company’s equity capital – adjusted in accordance with the Accounting Act – to drop below its share capital; and

(b)	if the sole shareholder of the Company agrees to repay the interim dividend in the event of any subsequent reason arising with a view to Section 131(1) of the Company Act in the annual report prepared according to the Accounting Act on account of which no dividend can be legally paid.

4.	The sole shareholder of the Company and its capital contribution[2]

The sole shareholder of the Company:

CEDC International Sp.z o.o.

(64-600 Oborniki Wielkopolskie, ul. Kowanowska 48, Poland, registration number: KRS 51098)

Authorised for delivery:

Pánszky Law Office

(H-1026 Budapest, Gábor Áron u. 16.)

The capital contribution of the shareholder amounts to HUF 91,240,000, - (ninety-one million two hundred and forty thousand Hungarian Forints). The shareholder’s capital contribution represents 100% of the company’s registered capital.

5.	The Registered Capital

5.1.	The registered capital:

The registered capital of the Company amounts to HUF 91,240,000,- (ninety-one million two hundred and forty thousand Hungarian Forints) paid fully in cash3 .

5.2.	The full amount of the registered capital has been contributed to the Company.

[2]	Amended by Founders Resolution No. 5/2012
[3]	Amended by Founders Resolution No. 5/2012

5.3.	Additional payments, ancillary services:

The shareholder of the Company is not obliged to provide any additional payments or ancillary services.

5.4.	In case it turns out based on the balance sheets and the books of the Company that (i) due to losses, the equity of the Company has decreased to half of the amount of the initial capital (registered capital), or (ii) due to losses, the equity of the Company has decreased to an amount below the minimum amount of initial capital defined by law with respect to limited liability companies, or (iii) the Company has ceased to perform its payments and its assets do not cover its debt, the only shareholder of the Company is to decrease the Company’s registered capital accordingly, or decide on the transformation of the Company into an unlimited or limited partnership, or in case failure to do so, on the termination of the Company.

6.	Bodies of the Company

6.1.	The Founder shall be the supreme body of the Company and entitled to decide in questions falling within the competence of the other bodies. The Founder is entitled to advise and control the management.

6.2.	The issues shall belong to the exclusive competence of the Founder as below:

(a)	approval of the report prepared pursuant to the Accounting Act, including decision on the appropriation of after-tax profits;

(b)	order and repayment of additional payments;

(c)	decision to pay interim dividends;

(d)	consent for the division of business shares;

(e)	appointment, withdrawal of the managing director and the establishment of his remuneration, further the exercise of employer’s rights if the managing director is also employed by the company;

(f)	election end removal of Supervisory Board members, and the establishment of their remuneration;

(g)	election and removal of the auditor;

(h)	approval to conclude contracts which take place between the company and one of its members, its managing director or their close relatives [Paragraph (b) of Section 685 of the Civil Code];

(i)	enforcement of indemnification claims against members responsible for foundation, managing directors or Supervisory Board members;

(j)	decision on termination without legal successor or transformation of the company;

(k)	amendment of the Deed of Foundation;

(l)	all issues which belong to the exclusive competence of the Founder by the force of an act.

6.3.	The managing director

6.3.1.	The managing director shall direct the business of the Company and represent the Company before third parties and other authorities. The matters outside the exclusive competence of the Founder shall fall within the competence of the managing director.

6.3.2.	The managing director shall be appointed for an indefinite period of time. The managing director may be re-elected and may be removed.

6.3.3.	The managing director of the Company may acquire a share in and may be an executive officer of another business association pursuing an activity identical to that of the Company.

The managing director of the Company and his close relatives (Paragraph (b) of Section 685 of the Civil Code) may in his own name or to his own benefit not conclude transactions falling within the scope of activities of the Company.

6.3.4.	The managing director shall conduct the management of the Company with the increased care generally expected from persons in such positions, and give priority to the interests of the Company.

The managing director shall be liable towards the Company in accordance with the general rules of civil law for damages caused to the Company by way of violation of law, or breach of deed of foundation, the resolutions of the Founder, or his management obligations.

The Company shall be liable for damages caused to third parties by its managing director acting within his sphere of competence.

6.3.5.	The managing director of the Company from October 22, 2004 is:

Mariusz Jacek Chrobot (mother’s name: Urszula Wojtczak; address: 1029 Budapest, Szent László u. 4.; citizenship: Polish)

6.3.6.	Towards the employees of the Company, the managing director shall exercise the employer’s rights.

6.4.	The procurist

6.4.1.	The Founder may confer the right of general representation upon an employee appointed by it (procurist).

The procurist may not transfer his right of representation to any other party.

6.4.2.	The procurist shall carry out his duties independently, on the basis of the instructions of the managing director.

6.5.	The auditor

6.5.1.	The Founder shall appoint an auditor for a definite period of time.

6.5.2.	The Company shall have the authenticity and legal compliance of the annual report prepared pursuant to the Accounting Act examined by the auditor.

6.5.3.	The auditor may inspect the books of the Company, may request information from the managing director, supervisory board members and employees, and may examine the bank account, the petty cash, the stocks of securities and goods, and the contracts of the Company.

6.5.4.	The auditor shall safeguard the information obtained about the affairs of the Company as business secret.

6.5.5.

The auditor of the Company as from December 23, 2012 until December 22, 2015 is Pannell Kerr Forster Hungary, Audit and Business Advisory Ltd. (1021 Budapest, Bölöni György u. 22.; Firm Reg. No.: 01-09-160334; chamber reg. No.: 000123, personally responsible auditor: Selényi Zsolt [mother’s maiden name: Kirschner Viktória; address: 3243 Bodony, Arpád u. 72., auditor licence number: 003603]).[4]

6.6.	The Supervisory Board

6.6.1.	The Supervisory Board of the company consists of three members.

6.6.2.	The members of the Supervisory Board shall be appointed by the sole shareholder of the Company for a period of five years.

6.6.3.	The members of the Supervisory Board until July 14, 2016 are:

6.6.3.1	David Alan Bailey, Member of the Supervisory Board

(mother’s maiden name: Rosa Reichle; address: Merliniego 5 m 34, 02-511 Warsaw, Poland)

[4]	Amended by Founders Resolution No. 5/2012

Delivery agent:

Pánszky Law Firm

(address: H-1026 Budapest, Gábor Áron u. 16.5)

6.6.3.2	Evangelos Evangelou, Member of the Supervisory Board

(mother’s maiden name: Mila Kiriakou; address: Rumiana 18, 02-956 Warszawa, Poland)

Delivery agent:

Pánszky Law Firm

(address: H-1026 Budapest, Gábor Áron u. 16.)

6.6.3.3	Bartosz Kolacinski, Member of the Supervisory Board

(mother’s maiden name: Jadwiga Luczak; address: 94-123 Lódz , Oszczepowa 40, Poland)

Delivery agent:

Pánszky Law Firm

(address: H-1026 Budapest, Gábor Áron u. 16.6)

6.6.4.	The Supervisory Board supervises the management of the company. The Supervisory Board may request information from the managing director, or the managerial employees of the company, and may inspect the books and documents of the company.

6.6.5.	The Supervisory Board shall act as an independent body. The Supervisory Board shall elect a chairman from among its members. The Supervisory Board shall have quorum if all three members are present; it shall pass its resolutions by the simple majority of votes. The Supervisory Board may – upon the prior consent of its members – hold its meetings any place, even outside Hungary. The Supervisory Board shall establish its rules of procedure.

7.	Representation and authorization to sign for the Company

7.1.	The managing director shall solely represent the Company vis-a-vis third parties, and before courts and other authorities. The managing director, regarding definite group of the business matters may assign the right of representation to the employees of the Company.

[5]	Amended by Founders Resolution No. 5/2012
[6]	Amended by Founders Resolution No. 5/2012

7.2.	The proper signature on behalf of the Company shall be effected by the managing director adding his name exclusively underneath the written, patterned or printed name of the Company.

7.3.	In case an employee of the Company is authorized to generally represent the Company (procurist), the authorized employee shall represent the Company independently, and shall sign for the Company by signing his name exclusively underneath the written, patterned or printed name of the Company according to the specimen of signature.

8.	Transfer of shares

The Company shall not acquire or withdraw the share.

9.	Termination of the Company

9.1.	The Company shall terminate if:

(a)	it resolves its termination without legal successor;

(b)	it resolves its termination with legal succession (transformation);

(c)	upon being declared terminated by the Court of Registration;

(d)	the order of the Court of Registration on its cancellation ex officio;

(e)	terminated by the court in liquidation proceedings;

(f)	prescribed by the provisions of the Companies Act.

9.2.	The Company shall be terminated upon cancellation from the register of companies.

9.3.	Upon the termination of the Company without legal successor voluntary dissolution is admissible. The assets of the Company may not be distributed until the cancellation of the Company. The assets remaining after the satisfaction of creditors, shall be distributed among the shareholders of the Company in proportion to their capital contributions.

10.	Miscellaneous

10.1.	Amendments to this Deed of Foundation shall only be effective in writing. The managing director shall submit to the Court of Registration any amendments to these Deed of Foundation.

10.2.	Should a provision of this Deed of Foundation be ineffective, the effectiveness of the remaining provisions will not be affected thereby. The ineffective provision shall be immediately changed to a provision in accordance with the respective regulations.

10.3.	In case of any discrepancy, the Hungarian version of the present Deed of Foundation shall apply.

10.4.	With respect to questions not specified in this contract, the laws of Hungary shall apply.

I justify that the above text of the consolidated deed of foundation is the effective content of the deed of foundation updated with respect to its modifications, in particular with respect to Founder’s Resolution no 2-3/2011 amending section 6.6.3 of the deed of foundation. Prepared and Countersigned by:

Budapest, 2012. december 17. / December 17, 2012

/s/